UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreement with Streeterville Capital, LLC

On November 26, 2024, MKDWELL Tech Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on November 26, 2024, in the principal amount of $1,851,000 (the “Note”), convertible into ordinary shares, par value $0.0001, of the Company (the “Ordinary Shares”), for a purchase price of $1,700,000. As part of the consideration for entering into the Purchase Agreement, the Company will issue a total of 1,800,000 Ordinary Shares (the “Pre-Delivery Shares”) to the Investor. Upon full repayment of the Note, the Company has the right to repurchase the Pre-Delivery Shares at the price of $0.0001 per share.

Pursuant to the Purchase Agreement, within forty-five (45) days of the closing date, the Company will file a registration statement on Form F-1 (the “Registration Statement”) with the SEC to register the Investor’s resale of Conversion Shares and Pre-Delivery Shares. If the Registration Statement is not declared effective by the SEC within one hundred and five (105) days of the closing date, the outstanding balance of the Note will automatically increase by two and a half percent (2.5%) and will continue increasing by two and a half percent (2.5%) every thirty (30) days thereafter until the Registration Statement is declared effective or the Investor is able to sell Conversion Shares pursuant to Rule 144 under the Securities Act of 1933, as amended.

The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company. The Note includes an original issue discount of $136,000 along with $15,000 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 110% of the outstanding principal balance elected for pre-payment.

The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of Conversion Shares and Pre-Delivery Shares, until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into Ordinary Shares (“Conversion Shares”) at a conversion price equal to 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion, subject to the restriction of the floor price as described below.

The Note contains a floor price of $0.178 for the possible future conversions into Ordinary Shares. In the event a conversion notice is delivered where the conversion price is less than the floor price, the Company may satisfy the conversion by payment of the applicable conversion amount multiplied by 110% in cash within two trading days, or alternatively, the Company may reduce the floor price (subject to applicable Nasdaq rules and regulations) to a price at or below the conversion price and deliver the applicable conversion shares.

Upon the occurrence of a Trigger Event, the Investor shall have the right to increase the balance of the Note by 15% for Major Trigger Event and 10% for Minor Trigger Event. In addition, the Note provides that upon the occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

The foregoing descriptions of the Purchase Agreement and the Note are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Note, respectively, copies of which are filed as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein. Capitalized terms not otherwise defined in this Form 6-K have the meaning given to them in the Purchase Agreement and the Note.

EXHIBITS

Exhibit No.	Description
10.1	Securities Purchase Agreement dated November 26, 2024, by and between MKDWELL Tech Inc. and Streeterville Capital, LLC
10.2	Convertible Promissory Note dated November 26, 2024, issued by MKDWELL Tech Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	December 3, 2024